                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003


                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                    ---            ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                 Yes     No   X
                                     ---     ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By: /S/  Atsushi Inamura
                                      -------------------------------------
                                   Name: Atsushi Inamura
                                   Title: Chief Manager, General Affairs
                                          Corporate Administration Division

                                          Mitsubishi Tokyo Financial Group, Inc.


 Application submitted for Commencement of Compulsory Liquidation Proceedings by
      Yamaichi Tochi Kabushiki Kaisha and Sanryou Estate Kabushiki Kaisha;
                      Eventual Possibility of Credit Losses

Tokyo, July 11, 2003---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced today that the credits provided by its subsidiary, The Mitsubishi Trust and Banking Corporation (MTBC), to Yamaichi Tochi Kabushiki Kaisha and its subsidiary, Sanryou Estate Kabushiki Kaisha may eventually not be repaid due to the event described hereunder.

1. Outline of the companies
  Yamaichi Tochi Kabushiki Kaisha
   (1) Head office:            16-11, Ogikubo 5-chome, Suginami-ku, Tokyo, Japan
   (2) Liquidator:             Toshiaki Shioda
   (3) Capital:                Japanese yen 105 million
   (4) Business:               Real Estate

  Sanryou Estate Kabushiki Kaisha
   (1) Head office:            16-11, Ogikubo 5-chome, Suginami-ku, Tokyo, Japan
   (2) Liquidator:             Toshiaki Shioda
   (3) Capital:                Japanese yen 50 million
   (4) Business:               Real Estate

2. Event and date of occurrence
   Yamaichi Tochi Kabushiki Kaisha and Sanryou Estate Kabushiki Kaisha submitted applications for commencement of compulsory liquidation proceedings to the Tokyo District Court on July 11, 2003.

3. MTBC's outstanding credit balances to the companies
   Yamaichi Tochi Kabushiki Kaisha:          Japanese yen 56,580 million
   Sanryou Estate Kabushiki Kaisha:          Japanese yen 7,424 million

4. Influence on MTFG's business results
   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                   *    *    *

For further information, please contact:
Masahiko Tsutsumi
Chief Manager, Corporate Communications Office
Tel: 81-3-3240-8136